EXHIBIT 99.4

Press Release

Uganda and Tanzania: Total acts in transparency on social and environmental stakes of the Lake Albert resources development project

Paris, 8 March 2021 — In accordance with its guiding principle of transparency in engaging with civil society, Total publishes today the studies, independent third-party reviews and social and environmental action plans related to the Tilenga project in Uganda and the EACOP (East African Crude Oil Pipeline) project in Uganda and Tanzania. These documents are available at www.total.com.

These projects are undertaken in a sensitive environmental context and require the implementation of land acquisition programs with a specific attention to respecting the rights of the communities concerned. Environmental and social impact assessment (ESIA) studies have been conducted and approved by the Ugandan and Tanzanian authorities for both projects, which are carried out in compliance with the stringent performance standards of the International Finance Corporation (IFC). Moreover, several independent reviews have been conducted by third-party organizations to ensure that the projects are implemented in compliance with social and environmental best practices. These reviews also allow to assess the effectiveness of the actions undertaken, to identify areas of improvement and have resulted in related action plans.

In line with the “Avoid – Reduce - Compensate” principles that underpin its Biodiversity Policy published in 2020, Total has decided to voluntarily limit the Tilenga project’s footprint within Uganda’s Murchison Falls park. While the current permits cover nearly 10% of the park, the development will be restricted to an area representing less than 1% of its surface, and the undeveloped areas will be voluntarily relinquished without delay. In addition, the project has been designed to minimize the footprint of the temporary and permanent facilities, which will occupy less than 0.05% of the park’s area.

The Group also confirms its commitment to implement action plans designed to produce a net positive impact on biodiversity in the development of these projects. These plans will be defined in close cooperation with the authorities and stakeholders in charge of nature conservation in Uganda and Tanzania. Accordingly, Total will provide its support to increase by 50% the number of rangers ensuring the preservation of Murchison Falls park and will support a program to reintroduce the black rhinoceros in Uganda, in partnership with the Uganda Wildlife Authority (UWA). Total is also working closely with IUCN experts to integrate the best practices for the protection of chimpanzees, particularly by promoting the conservation of forest habitats.

Furthermore, the Tilenga and EACOP projects require the acquisition of 6,400 hectares of land, on which the primary residences of 723 households are located. Each of these households will be given the choice between a new house or monetary compensation. The first 29 relocated households, residing on the Tilenga Central Processing Facility site, have all elected to receive a new house. The other land acquisition activities will be carried out in accordance with the compensation framework approved by the authorities.

“We acknowledge that Tilenga and EACOP projects represent significant social and environmental stakes, which we are taking into consideration responsibly. We are mobilizing substantial resources to ensure that these projects are carried out in an exemplary manner and create value for the people in both countries. In view of the questions raised by stakeholders, the commitment of Total is to answer to all questions and to ensure complete transparency on the studies conducted by Total and independent third parties and the actions taken as a result”, said Patrick Pouyanné, Chairman and Chief Executive Officer of Total.

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